U.S SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    Filed pursuant to Section 16(a) of the Securities E xchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940

[  ] Check box if no longer
     subject to Section 16.
     Form 4 or Form 5 obligations
     may continue. See instruction 1(b)
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1.   Name of Reporting Person*

                           Recreational Holdings, Inc.
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  (Last)                          (First)                         (Initial)

                            7851 Greenbriar Parkway
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                                    (Street)

   Orlando                             FL                          32819
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     (City)                         (State)                        (Zip)
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2.   Issuer Name and Ticker or Trading Symbol

     Holiday RV Superstores, Inc.               RVEE
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)
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4.   Statement for Month/Year

     11/00
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5.   If Amendment, Date of Original (Month/Year)
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6.   Relationship of Reporting Person to Issuer (Check all applicable)\

     [ ]  Director                     [X] 10% Owner
     [ ]  Officer (give title below)   [ ] Other (specify below)
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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [ ]  Form filed by more than one Reporting Person

          Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security   2.  Transaction    3.  Transaction   4. Securities Acquired (A)  5.  Amount of   6. Ownership   7. Nature
   (Instr. 3)                  Date              Code            or Disposed of (D)        Securities        Form.          of
                          (Month/Date/       (Instr. 8)         (Instr. 3, 4 and 5)       Beneficially    Direct (D)    Indirect
                              Year)                                       A                Owned at End       or       Beneficially
                                                                         or                 of Month      Indirect (I)   Ownership
                                           Code      V         Amount     D   Price     (Instr. 3 and 4)   (Instr. 4)    (Instr. 4)
____________________________________________________________________________________________________________________________________
Common Stock               11/01/00         P                   7,100    A   $4.2359                            D
Common Stock               11/09/00         P                   1,200    A   $4.0313                            D
Common Stock               11/10/00         P                   8,500    A   $4.2206                            D
Common Stock               11/13/00         P                     100    A   $4.2666                            D
Common Stock               11/14/00         P                   1,000    A   $4.32                              D
Common Stock               11/15/00         P                  10,000    A   $4.2141                            D
Common Stock               11/16/00         P                  15,500    A   $4.0887                            D
Common Stock               11/17/00         P                   4,500    A   $4.1944                            D
Common Stock               11/21/00         P                  10,200    A   $4.0074                            D
Common Stock               11/24/00         P                     100    A   $4.2666                            D
Common Stock               11/28/00         P                  10,000    A   $4.125                             D
Common Stock               11/29/00         P                   2,400    A   $3.9688                            D
Common Stock               11/30/00         P                  63,200    A   $4.1255        4,418,644           D

*  If the Form is filed by more than one Reporting Person, see Instruction
   5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

           Table II (Part 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned
                              (e.g. puts, calls, warrants, options, convertible securities) (Columns 1 through 6)

1.  Title of Derivatives   2.  Conversion    3. Transaction   4. Transaction   5. Number of Derivatives   6.  Date Exercisable and
    Security (Instr. 3)       or Exercise           Date            Code          Securities Acquired (A)       Expiration Date
                               Price of        (Month/Date/       (Instr. 8)       or Disposed (D) of            (Month/Date/Year)
                              Derivative           Year)                           (Instr. 3, 4 and 5)        Date       Expiration
                                Security                       Code       V          A            D         Exercisable      Date
____________________________________________________________________________________________________________________________________





          Table II (Part 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned
                              (e.g. puts, calls, warrants, options, convertible securities) (Columns 1, 3 and 7 through 11)

1.  Title of    3. Transaction   7. Title and Amount  8.   Price       9.  Number of    10.  Ownership Form of    11. Nature of
    Derivatives       Date           of Underlying      of Derivative      Derivative          Derivative              Indirect
    Security    (Month/Date/Year)      Securities         Security         Securities           Security             Beneficial
                                    (Instr. 3 and 4)      (Instr. 5)      Beneficially         Direct (D) or         Ownership
                                         Amount or Number                 Owned at End of       Indirect (I)         (Instr. 4)
                                  Title     of Shares                     Month (Instr. 4)      (Instr. 4)
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
Explanation of Responses:

Mr. Riley is the Chairman of Recreational Holdings, Inc. and the Chairman of Holiday RV Superstores, Inc.


/s/ Michael S. Riley                          12/08/00
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** Signature of Reporting Person              Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:File three copies of this form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.